NEWS RELEASE

T. ROWE PRICE GROUP REPORTS SECOND QUARTER 2022 RESULTS
BALTIMORE (July 28, 2022) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its results for the second quarter of 2022.
▪Quarter end assets under management of $1.31 trillion
▪Net client outflows of $14.7 billion
▪Net revenues of $1.5 billion, including negative capital allocation-based income of $126.3 million
▪Diluted earnings per common share (EPS) of $1.46; Adjusted non-GAAP diluted EPS of $1.79
▪Returned $476.6 million to stockholders in Q2 2022, including $199.4 million of share repurchases
▪Solid investment performance over longer time horizons
Financial Highlights

	Three months ended
(in millions, except per-share data)	6/30/2022(1)	6/30/2021	% change	3/31/2022(1)	% change

U.S. GAAP basis
Investment advisory fees	$1,496.7	$1,787.2	(16.3)%	$1,662.1	(10.0)%
Capital allocation-based income(2)(3)	$(126.3)	$—	n/m	$44.4	n/m
Net revenues	$1,513.0	$1,929.3	(21.6)%	$1,863.0	(18.8)%
Operating expenses	$844.4	$971.2	(13.1)%	$985.6	(14.3)%
Net operating income	$668.6	$958.1	(30.2)%	$877.4	(23.8)%
Non-operating income (loss)(3)	$(279.9)	$143.9	n/m	$(198.5)	n/m
Net income attributable to T. Rowe Price	$339.6	$815.7	(58.4)%	$567.9	(40.2)%
Diluted earnings per common share	$1.46	$3.46	(57.8)%	$2.41	(39.4)%
Weighted average common shares outstanding assuming dilution	227.9	229.2	(.6)%	229.8	(.8)%

Adjusted non-GAAP basis(4)
Operating expenses	$947.3	$931.8	1.7%	$1,039.1	(8.8)%
Net operating income	$579.7	$998.6	(41.9)%	$838.0	(30.8)%
Non-operating income (loss)(3)	$(30.6)	$17.8	n/m	$(23.8)	n/m
Net income attributable to T. Rowe Price	$417.7	$779.0	(46.4)%	$616.9	(32.3)%
Diluted earnings per common share	$1.79	$3.31	(45.9)%	$2.62	(31.7)%

Assets under Management (5) (in billions)
Average assets under management	$1,407.1	$1,585.3	(11.2)%	$1,559.9	(9.8)%
Ending assets under management	$1,309.7	$1,623.1	(19.3)%	$1,551.8	(15.6)%

Investment advisory effective fee rate (in bps)	42.7	45.2	(5.5)%	43.2	(1.2)%
(1) The firm's Q1 and Q2 2022 operating results include the results of OHA following its acquisition on December 29, 2021.
(2) Capital allocation-based income fluctuates period to period as it reflects the adjustment to accrued carried interest for the change in value of the underlying investments. The realization of accrued carried interest occurs over a number of years.
(3) The percentage change is not meaningful (n/m).
(4) Adjusts the U.S. GAAP basis for the impact of consolidated T. Rowe Price investment products, the impact of market movements on the supplemental savings plan liability and related economic hedges, investment income related to certain other investments, acquisition-related amortization and costs, and certain nonrecurring charges and gains, if any. The firm believes the non-GAAP financial measures provide relevant and meaningful information to investors about its core operating results. See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.
(5) Assets under management for the 2021 period do not include the acquired fee-basis assets under management related to the OHA acquisition.

Management Commentary
Rob Sharps, chief executive officer and president, commented, “Global equity markets suffered their biggest quarterly decline since the start of the pandemic, as fears grew that central banks would tip the global economy into recession in their fight against the highest inflation in four decades. The Federal Reserve raised official short-term interest rates at the most aggressive pace since 1994, while the European Central Bank announced plans for its first rate increase in 11 years as cuts in oil and gas imports from Russia pushed up energy prices dramatically. Sharply higher rates took an especially large toll on the stocks of rapidly-growing companies by making future earnings less attractive, sending the tech-heavy Nasdaq Composite down 22.5% in the quarter, while major bond indices were once again down.

“Our net revenues of $1.5 billion were down 21.6% over the second quarter of 2021 due to the declining markets’ impact on our average assets under management and capital allocation-based income. Diluted U.S. GAAP EPS was $1.46, while diluted non-GAAP EPS was $1.79. Expenses, which now include OHA, were down 13% on a U.S. GAAP basis, while on a non-GAAP basis were up 1.7% from the second quarter of 2021. We are committed to continuing our investments in initiatives to drive long-term growth, but we are taking steps to reduce the pace of hiring to slow the rate of expense growth in response to these market conditions. Our balance sheet remains strong with $2.6 billion of cash and discretionary investments, and we repurchased 1.7 million shares which combined with our regular quarterly dividend returned $476.6 million to stockholders in the second quarter.

“Delivering outstanding investment performance remains our top priority. While many of our strategies continue to produce strong results, especially over longer time periods, several of our large equity strategies had challenged performance. We have experienced periods of softer performance in the past and we expect our disciplined investment process and focus on fundamentals will deliver the results our clients expect and deserve. Longer-term performance in our target date franchise remains strong.

“We had net outflows of $14.7 billion which continues to be largely driven by outflows from growth-oriented equity strategies. Second quarter outflows in multi-asset of $2.1 billion were driven by a client’s model-driven reallocation impacting our risk-based target allocation products, while target date products had net inflows. Fixed income and alternatives also had net inflows for the quarter. We expect net outflows to persist until we see a more constructive equity environment, improved performance in certain strategies, less overall market volatility, and more traction from strategic growth investment.

“We continue to focus on our strategic priorities to position the business for long-term success. Highlights from Q2 include:

•We hired a new chief operating officer who will oversee operations and technology, functions which are essential to enabling our strategic priorities.
•We also hired a new head of environmental, social, and governance (ESG) enablement who will oversee the firm’s corporate ESG positioning, global ESG product development, regulatory engagement, and client reporting.
•We joined the Net Zero Asset Managers Initiative which supports the goal of net zero greenhouse gas emission by 2050 or sooner and demonstrates our commitment to providing investment products for those clients who have net zero ambitions.
•Our individual investor business was ranked number one in customer satisfaction and highest on all seven factors in the J.D. Power 2022 U.S. Self-Directed Investor Satisfaction Study.

“While markets are challenged, I remain confident in our associates’ ability to deliver exceptional value to our global clients. I’d like to thank our associates for their enduring commitment to our clients and to each other.”

Assets Under Management
During Q2 2022, assets under management (AUM) decreased $242.1 billion to $1.31 trillion. Market depreciation, along with net distributions not reinvested, of $227.4 billion and net cash outflows of $14.7 billion reduced the firm's AUM during Q2 2022. Clients transferred $2.9 billion in net assets from the U.S. mutual funds to collective investment trusts and other investment products, of which $1.6 billion transferred into the retirement date trusts. The components of the change in AUM, by vehicle and asset class, are shown in the tables below.

	Three months ended 6/30/2022
(in billions)	U.S. mutual funds	Subadvised funds and separate accounts	Collective investment trusts and other investment products	Total
Assets under management at beginning of period	$789.4	$398.0	$364.4	$1,551.8

Net cash flows before client transfers	(11.8)	(3.6)	.7	(14.7)
Client transfers	(2.9)	1.0	1.9	—
Net cash flows after client transfers	(14.7)	(2.6)	2.6	(14.7)
Net market depreciation and losses	(117.4)	(62.6)	(47.2)	(227.2)
Net distributions not reinvested	(.2)	—	—	(.2)
Change during the period	(132.3)	(65.2)	(44.6)	(242.1)
Assets under management at June 30, 2022	$657.1	$332.8	$319.8	$1,309.7

	Three months ended 6/30/2022
(in billions)	Equity	Fixed income, including money market	Multi-asset(1)	Alternatives(2)	Total
Assets under management at beginning of period	$878.0	$175.2	$456.4	$42.2	$1,551.8

Net cash flows	(17.5)	3.2	(2.1)	1.7	(14.7)
Net market depreciation and losses(3)	(160.9)	(7.3)	(58.4)	(.8)	(227.4)
Change during the period	(178.4)	(4.1)	(60.5)	.9	(242.1)
Assets under management at June 30, 2022	$699.6	$171.1	$395.9	$43.1	$1,309.7

(1)     The underlying AUM of the multi-asset portfolios have been aggregated and presented in this category and not reported in the equity and fixed income columns.
(2) The alternatives asset class includes strategies authorized to invest more than 50% of its holdings in private credit, leveraged loans, mezzanine, real assets/CRE, structured products, stressed / distressed, non-investment grade CLOs, special situations, or have absolute return as its investment objective. Generally, only those strategies with longer than daily liquidity are included.
(3) Includes distributions reinvested and not reinvested.

AUM in the firm's target date retirement products, which are reported as part of the multi-asset column in the table above, were $327.1 billion at June 30, 2022, compared with $375.2 billion at March 31, 2022. These portfolios experienced net cash inflows of $0.5 billion for Q2 2022.

Investors domiciled outside the United States accounted for 9.4% of the firm's AUM at June 30, 2022, 9.7% at March 31, 2022, and 9.9% at December 31, 2021.

The firm provides participant accounting and plan administration for defined contribution retirement plans that invest in the firm's U.S. mutual funds and collective investment trusts, as well as funds managed outside of the firm's complex. As of June 30, 2022, the firm's assets under administration were $216 billion, of which $133 billion were assets we manage.

In recent years, the firm began offering non-discretionary advisory services through model delivery and multi-asset solutions for providers to implement. The firm records the revenue earned on these services in administrative fees. The assets under advisement in these portfolios, predominantly in the United States, were $7 billion at
June 30, 2022.

Financial Results
Net revenues earned in Q2 2022 were $1.5 billion, a decrease of 21.6% from Q2 2021. Average AUM in Q2 2022 were $1.41 trillion, a decrease of 11.2% from Q2 2021. The firm did not waive a significant level of money market investment advisory fees in Q2 2022 and does not expect to waive any fees for the remainder of the year. In Q2 2021, the firm voluntarily waived money market investment advisory fees of $14.3 million.
▪Investment advisory revenues earned in Q2 2022 from the firm's U.S. mutual funds were $876.2 million, a decrease of 20.2% from Q2 2021. Average AUM in these funds decreased 16.2% to $711.1 billion in Q2 2022 from Q2 2021.

▪Investment advisory revenues earned in Q2 2022 from subadvised funds, separate accounts, collective investment trusts and other investment products were $620.5 million, a decrease of 10.0% from Q2 2021. Average AUM for these products decreased 5.6% to $696.0 billion in Q2 2022 from Q2 2021. Investment advisory revenues and average AUM in Q2 2022 reflect OHA's revenue and related average AUM.

▪The investment advisory fee annualized effective fee rate of 42.7 basis points in Q2 2022 decreased from 43.2 basis points earned in Q1 2022 and 45.2 basis points earned in Q2 2021. In comparison to Q1 2022, the annualized effective fee rate was primarily impacted by transfers to lower fee vehicles and an asset class mix shift due to market volatility, offset slightly by a reduction in money market fee waivers. Further, in comparison to Q2 2021, the annualized effective fee rate was primarily impacted by the July 2021 target date fee reductions, partially offset by a higher-than-average effective fee rate earned on the firm's alternative asset class. Over time, the firm's effective fee rate can be impacted by market or cash flow related shifts among asset and share classes, price changes in existing products, and asset level changes in products with tiered-fee structures.

▪Capital allocation-based income in Q2 2022 reduced net revenues by $126.3 million. Capital allocation-based income will fluctuate quarter-to-quarter as it reflects the adjustment to accrued carried interest for the change in value of the affiliated funds' underlying investments assuming the value was realized as of the end of the period, regardless of whether the funds' underlying investments have been realized. The realization of accrued carried interest occurs over a number of years. The Q2 2022 amount represents $113.0 million in market-related reductions of accrued carried interest from investments in affiliated private investment funds and $13.3 million in non-cash amortization associated with the difference in the closing date fair value and carrying value of investments acquired as part of the OHA acquisition. For a detail of the change in accrued carried interest, which is reported as investments on the condensed consolidated balance sheet, from the end of 2021, including realized carry distributions, see the applicable table at the end of this release.

▪Administrative, distribution, and servicing fees in Q2 2022 were $142.6 million, an increase of 0.4% from
Q2 2021. The increase was primarily attributable to higher transfer agent servicing activities provided to the T. Rowe Price mutual funds, partially offset by lower 12b-1 fees earned from certain share classes of the U.S. mutual funds.

Operating expenses in Q2 2022 were $844.4 million, a decrease of 13.1% compared to Q2 2021 and a decrease of 14.3% compared to Q1 2022. On a non-GAAP basis, the firm's operating expenses in Q2 2022 were
$947.3 million, a 1.7% increase over Q2 2021 and a decrease of 8.8% compared to Q1 2022. The firm's non-GAAP operating expenses exclude the impact of the supplemental savings plan, consolidated sponsored products, the remeasurement of the contingent consideration liability, amortization of certain acquisition-related assets, and other acquisition-related costs. The firm's 2022 operating expenses include OHA's operating expenses as a result of the acquisition at the end of 2021. OHA's operating expenses primarily impact compensation expense; technology, occupancy, and facility costs; and general, administrative and other costs.

The increase in the firm's non-GAAP operating expenses compared to the 2021 quarter was primarily attributable to salaries and benefits, the addition of OHA operating expenses, and higher costs related to the ongoing investment in the firm's technology capabilities. These increases were mostly offset by lower distribution and servicing costs and a lower interim bonus accrual. Q2 2022 operating expenses include the accrued carried interest compensation associated with capital allocation-based income. This accrued carried interest compensation is reported in non-controlling interest in the condensed consolidated balance sheet.

▪Compensation and related costs on a U.S. GAAP basis were $463.4 million in Q2 2022, a decrease of 23.3%, compared to Q2 2021. Compensation and related costs, excluding the impact of the supplemental savings plan and non-cash amortization of certain acquisition-related retention arrangements, were $544.6 million in Q2 2022, a decrease of 3.8% compared to Q2 2021. The second quarter of 2022 includes higher salaries and benefits from increased average headcount and inclusion of OHA and a lower interim bonus accrual. The firm employed 7,771 associates at June 30, 2022, an increase of 3.2% from the end of 2021.

▪Distribution and servicing costs were $75.7 million in Q2 2022, a decrease of 18.3% from the
$92.7 million recognized in Q2 2021. The decrease was primarily driven from lower average AUM of certain share classes of the U.S. mutual funds and lower AUM-based distribution costs in the firm's international products, including the Japanese Investment Trusts (ITMs) and certain SICAV share classes. These distribution costs are offset entirely in net revenues. For the ITMs and SICAVs, the related revenue is recognized in investment advisory revenues.

▪Advertising and promotion expenses were $21.4 million in Q2 2022, an increase of 4.9% from Q2 2021. The increase was primarily driven by an increase in sponsorships and promotion-related costs during the 2022 quarter.

▪Product and recordkeeping related expenses were $76.3 million in Q2 2022, an increase of 76.2% from Q2 2021. Substantially all of the increase was driven by the recordkeeping costs incurred as part of the expanded relationship with Fidelity National Information Services, Inc. (FIS) that began in August 2021. These recordkeeping costs are being partially offset by lower compensation expenses related to the approximately 800 associates who transitioned to FIS in August 2021. These compensation expenses are recorded as part of compensation and related costs.

▪Technology, occupancy, and facility costs were $134.3 million in Q2 2022, an increase of 12.6% from Q2 2021. The increase was primarily due to the ongoing investment in the firm's technology capabilities, including hosted solution licenses, related depreciation, and increased office facility costs.

▪General, administrative, and other costs were $73.3 million in Q2 2022, a decrease of 20.1% compared to the $91.7 million recognized in Q2 2021. The decrease was primarily related to the favorable impact of the change in fair value of the contingent consideration liability. These decreases were partially offset by $27.2 million in acquisition-related amortization and other acquisition-related costs. Higher travel, information services, and other nonrecurring administrative costs further offset the decrease in Q2 2022 costs as compared to Q2 2021.

The firm updated its forecasted 2022 non-GAAP operating expenses from a range of 10% to 14% to a range of
4% to 7% to reflect lower market-related expenses and a slower pace of hiring. The addition of OHA's operating expenses, since the acquisition at the end of 2021, is driving most of the 2022 forecasted expense growth. The firm could elect to further adjust its expense growth should unforeseen circumstances arise, including significant market movements.

Non-operating income (loss). Non-operating loss was $279.9 million in Q2 2022, as compared to non-operating income of $143.9 million in Q2 2021. The firm's consolidated products and the supplemental savings plan hedge portfolio comprised almost 72% of the net losses recognized during Q2 2022. The cash and discretionary investment portfolio also experienced net investment losses of $30.6 million during Q2 2022. The components of non-operating income (loss) for Q2 2022 and Q2 2021 are included in the tables at the end of this release.

Income taxes. The following reconciles the statutory federal income tax rate to the firm's effective tax rate for the second quarter and the first half of 2022 and 2021:

	Three months ended		Six months ended
	6/30/2022	6/30/2021	6/30/2022	6/30/2021
Statutory U.S. federal income tax rate	21.0%	21.0%	21.0%	21.0%
State income taxes for current year, net of federal income tax benefits(1)	3.9	3.7	3.5	3.7
Net (income) losses attributable to redeemable non-controlling interests(2)	2.7	(.1)	1.1	(.3)
Net excess tax benefits from stock-based compensation plans activity	(.5)	(.6)	(.5)	(.9)
Other items	(1.1)	(.5)	(.2)	(.1)
Effective income tax rate	26.0%	23.5%	24.9%	23.4%
(1) State income tax benefits are reflected in the total benefits for net income attributable to redeemable non-controlling interests and stock-based compensation plans activity.
(2) Net income attributable to redeemable non-controlling interest represents the portion of earnings held in the firm's consolidated investment products, which are not taxable to the firm despite being included in pre-tax income.

The firm's non-GAAP tax rate primarily adjusts for the impact of the consolidated investment products, including the net income attributable to redeemable non-controlling interests. The firm's non-GAAP effective tax rate was 23.9% for Q2 2022 compared with 23.4% for Q2 2021. The increase in the non-GAAP tax rate compared with Q2 2021 is primarily attributable to the unfavorable impact of a reduction in the discrete tax benefits associated with the settlement of stock-based awards. The majority of the reduction in discrete tax benefits is due to a lower level of option and restricted stock settlements during Q2 2022 as compared to Q2 2021.

The firm estimates that its effective tax rate for the full year 2022, on a U.S. GAAP basis, will be in the range of
23% to 26%.

Capital Management
T. Rowe Price has ample liquidity, including cash and investments in T. Rowe Price products as follows:

(in millions)	6/30/2022	12/31/2021
Cash and cash equivalents	$2,116.0	$1,523.1
Discretionary investments	491.3	554.1
Total cash and discretionary investments	2,607.3	2,077.2
Redeemable seed capital investments	998.0	1,300.1
Investments used to hedge the supplemental savings plan liability	725.7	881.5
Total cash and investments in T. Rowe Price products	$4,331.0	$4,258.8

▪The firm's common shares outstanding were 225.7 million at June 30, 2022, compared to 229.2 million at the end of 2021.
▪In the first half of 2022, the firm expended $519.6 million to repurchase 3.8 million shares, or 1.6%, of its outstanding common shares at an average price of $137.92, including $199.4 million to repurchase 1.7 million shares during Q2 2022.
▪The firm invested $122.8 million during the first half of 2022 in capitalized facilities and technology. The firm currently expects capital expenditures, including internal labor capitalization, for 2022 to be about $290 million, of which more than three-quarters is planned for technology initiatives. These expenditures are expected to continue to be funded from the firm's operating resources.

Investment Performance(1)
The following table presents investment performance for specific asset classes and AUM-weighted performance, mutual fund performance against passive peers, and composite performance against benchmarks for the one-, three-, five-, and 10-years ended June 30, 2022. Past performance is no guarantee of future results.

% of U.S. mutual funds that outperformed Morningstar median(2),(3)
	1 year	3 years	5 years	10 years
Equity	57%	55%	60%	79%
Fixed Income	53%	66%	62%	65%
Multi-Asset	24%	78%	80%	90%
All Funds	46%	65%	66%	77%

% of U.S. mutual funds that outperformed passive peer median(2),(4)
	1 year	3 years	5 years	10 years
Equity	53%	48%	50%	71%
Fixed Income	44%	53%	55%	58%
Multi-Asset	18%	84%	75%	86%
All Funds	40%	61%	60%	71%

% of composites that outperformed benchmarks(5)
	1 year	3 years	5 years	10 years
Equity	41%	50%	51%	79%
Fixed Income	21%	60%	63%	79%
All Composites	33%	54%	56%	79%

AUM- Weighted Performance
% of U.S. mutual funds AUM that outperformed Morningstar median(2),(3)
	1 year	3 years	5 years	10 years
Equity	53%	49%	61%	85%
Fixed Income	66%	69%	75%	79%
Multi-Asset	3%	92%	96%	98%
All Funds	40%	63%	72%	88%

% of U.S. mutual funds AUM that outperformed passive peer median(2),(4)
	1 year	3 years	5 years	10 years
Equity	52%	43%	54%	62%
Fixed Income	48%	58%	62%	60%
Multi-Asset	3%	97%	96%	97%
All Funds	38%	59%	66%	72%

% of composites AUM that outperformed benchmarks(5)
	1 year	3 years	5 years	10 years
Equity	43%	42%	41%	70%
Fixed Income	7%	53%	47%	73%
All Composites	36%	44%	42%	71%

As of June 30, 2022, 69 of 124 (55.6%) of the firm's rated U.S. mutual funds (across primary share classes) received an overall rating of 4 or 5 stars. By comparison, 32.5% of Morningstar's fund population is given a rating of 4 or 5 stars(6). In addition, 72%(6) of AUM in the firm's rated U.S. mutual funds (across primary share classes) ended June 30, 2022 with an overall rating of 4 or 5 stars.

(1) The investment performance reflects that of T. Rowe Price sponsored mutual funds and composites AUM and not of OHA's products.
(2) Source: © 2022 Morningstar, Inc. All rights reserved. The information contained herein: 1) is proprietary to Morningstar and/or its content providers; 2) may not be copied or distributed; and 3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.
(3) Source: Morningstar. Primary share class only. Excludes money market mutual funds, funds with an operating history of less than one year, T. Rowe Price passive funds, and T. Rowe Price funds that are clones of other funds. The top chart reflects the percentage of T. Rowe Price funds with 1 year, 3 year, 5 year, and 10 year track record that are outperforming the Morningstar category median. The bottom chart reflects the percentage of T. Rowe Price funds AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $320B for 1 year, $320B for 3 years, $320B for 5 years, and $314B for 10 years.
(4) Passive Peer Median was created by T. Rowe Price using data from Morningstar. Primary share class only. Excludes money market mutual funds, funds with an operating history of less than one year, funds with fewer than three peers, T. Rowe Price passive funds, and T. Rowe Price funds that are clones of other funds. This analysis compares T. Rowe Price active funds to the applicable universe of passive/index open-end funds and ETFs of peer firms. The top chart reflects the percentage of T. Rowe Price funds with 1 year, 3 year, 5 year, and 10 year track record that are outperforming the passive peer universe. The bottom chart reflects the percentage of T. Rowe Price funds AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $302B for 1 year, $300B for 3 years, $299B for 5 years, and $257B for 10 years.
(5) Composite net returns are calculated using the highest applicable separate account fee schedule. Excludes money market composites. All composites compared to official GIPS composite primary benchmark. The top chart reflects the percentage of T. Rowe Price composites with 1 year, 3 year, 5 year, and 10 year track record that are outperforming their benchmarks. The bottom chart reflects the percentage of T. Rowe Price composite AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $417B for 1 year, $507B for 3 years, $478B for 5 years, and $778B for 10 years.
(6) The Morningstar Rating™ for funds is calculated for funds with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. Morningstar gives its best ratings of 5 or 4 stars to the top 32.5% of all funds (of the 32.5%,10% get 5 stars and 22.5% get 4 stars). The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with a fund’s 3, 5, and 10 year (if applicable) Morningstar Rating™ metrics.

Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the second quarter of 2022 with the U.S. Securities and Exchange Commission later today. The Form
10-Q will include additional information on the firm's unaudited consolidated financial statements at June 30, 2022.

Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated effective tax rates, the timing and expense related to the integration of OHA with and into our business, general economic conditions, government actions and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, changes in our effective fee rate, the impact of the coronavirus pandemic, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2021 Annual Report on Form 10-K.

Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

The firm announced that it will hold a Business Update on Thursday, September 15, 2022 from 8:30 a.m. to 9:30 a.m. Eastern Time. It will be a live public webcast event and registration will open soon on the firm’s investor relations website at troweprice.gcs-web.com.

CONTACTS:

Public Relations	Investor Relations
Brian Lewbart	Linsley Carruth
410-345-2242	410-345-3717
brian.lewbart@troweprice.com	linsley.carruth@troweprice.com

Unaudited Consolidated Statements of Income
(in millions, except per-share amounts)
	Three months ended			Six months ended
Revenues	6/30/2022	6/30/2021	3/31/2022	6/30/2022	6/30/2021
Investment advisory fees	$1,496.7	$1,787.2	$1,662.1	$3,158.8	$3,475.0
Capital allocation-based income	(126.3)	—	44.4	(81.9)	—
Administrative, distribution, and servicing fees	142.6	142.1	156.5	299.1	281.1
Net revenues	1,513.0	1,929.3	1,863.0	3,376.0	3,756.1

Operating expenses
Compensation and related costs, excluding acquisition-related retention agreements and supplemental savings plan	544.6	566.1	619.0	1,163.6	1,127.4
Acquisition-related retention agreements	12.3	—	13.6	25.9	—
Supplemental savings plan	(93.5)	37.7	(51.0)	(144.5)	59.9
Compensation and related costs	463.4	603.8	581.6	1,045.0	1,187.3
Distribution and servicing	75.7	92.7	85.9	161.6	178.3
Advertising and promotion	21.4	20.4	23.4	44.8	39.3
Product and recordkeeping related costs	76.3	43.3	80.4	156.7	84.3
Technology, occupancy, and facility costs	134.3	119.3	133.9	268.2	236.6
General, administrative, and other	73.3	91.7	80.4	153.7	179.0
Total operating expenses	844.4	971.2	985.6	1,830.0	1,904.8

Net operating income	668.6	958.1	877.4	1,546.0	1,851.3

Non-operating income (loss)
Net gains (losses) on investments	(169.9)	87.7	(89.9)	(259.8)	156.3
Net gains (losses) on consolidated investment products	(104.6)	55.5	(101.4)	(206.0)	92.7
Other income (loss)	(5.4)	.7	(7.2)	(12.6)	(3.0)
Total non-operating income (loss)	(279.9)	143.9	(198.5)	(478.4)	246.0

Income before income taxes	388.7	1,102.0	678.9	1,067.6	2,097.3
Provision for income taxes	100.9	259.3	164.5	265.4	489.8
Net income	287.8	842.7	514.4	802.2	1,607.5
Less: net income (loss) attributable to redeemable non-controlling interests	(51.8)	27.0	(53.5)	(105.3)	42.4
Net income attributable to T. Rowe Price	339.6	815.7	567.9	907.5	1,565.1
Less: net income allocated to outstanding restricted stock and stock unit holders	7.4	22.2	13.0	20.4	42.1
Net income allocated to T. Rowe Price common stockholders	$332.2	$793.5	$554.9	$887.1	$1,523.0

Earnings per share
Basic	$1.47	$3.50	$2.43	$3.90	$6.70
Diluted	$1.46	$3.46	$2.41	$3.88	$6.63

Weighted-average common shares
Outstanding	226.7	226.9	228.2	227.5	227.3
Outstanding assuming dilution	227.9	229.2	229.8	228.8	229.6

The following table presents investment advisory revenues for the three and six-months ended June 30, 2022 and 2021.

Investment Advisory Revenues (in millions)	Three months ended		Six months ended
	6/30/2022	6/30/2021	6/30/2022	6/30/2021
U.S. mutual funds
Equity	$604.5	$768.0	$1,296.4	$1,497.8
Fixed income, including money market	68.7	59.9	132.7	118.9
Multi-asset	203.0	269.6	423.6	531.0
	876.2	1,097.5	1,852.7	2,147.7
Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	336.5	446.0	730.6	870.2
Fixed income, including money market	41.2	40.8	83.8	78.3
Multi-asset	174.5	202.9	358.5	378.8
Alternatives	68.3	—	133.2	—
	620.5	689.7	1,306.1	1,327.3
Total investment advisory revenues	$1,496.7	$1,787.2	$3,158.8	$3,475.0

Assets Under Management (in billions)	Average during
	Three months ended		Six months ended		As of
	6/30/2022	6/30/2021	6/30/2022	6/30/2021	6/30/2022	12/31/2021
U.S. mutual funds
Equity	$426.7	$532.2	$458.8	$520.9	$390.9	$553.9
Fixed income, including money market	82.4	85.9	84.4	84.1	78.7	85.3
Multi-asset	202.0	230.1	211.1	226.3	187.5	232.2
	711.1	848.2	754.3	831.3	657.1	871.4

Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	342.9	427.7	368.9	418.1	308.7	438.8
Fixed income, including money market	92.4	91.3	91.9	91.0	92.4	90.4
Multi-asset	218.2	218.1	225.8	206.7	208.4	245.5
Alternatives	42.5	—	42.1	—	43.1	41.7
	696.0	737.1	728.7	715.8	652.6	816.4
Total assets under management	$1,407.1	$1,585.3	$1,483.0	$1,547.1	$1,309.7	$1,687.8

The following table presents the annualized effective fee rates for the three and six months ended June 30, 2022 and 2021.

Annualized effective fee rates (in basis points)	Three months ended					Six months ended
	6/30/2022	6/30/2021	% change	3/31/2022	% change	6/30/2022	6/30/2021	% change
Investment advisory fee rate	42.7	45.2	(5.5)%	43.2	(1.2)%	43.0	45.3	(5.1)%
Investment advisory fee rate, including capital allocation-based income	39.1	45.2	(13.5)%	44.4	(11.9)%	41.8	45.3	(7.7)%

The components of the change in assets under management, by vehicle and asset class, are shown in the tables below for the six months ended June 30, 2022.

	Six months ended 6/30/2022
(in billions)	U.S. mutual funds	Subadvised funds and separate accounts	Collective investment trusts and other investment products	Total
Assets under management at beginning of period	$871.4	$437.1	$379.3	$1,687.8

Net cash flows before client transfers	(17.5)	(8.1)	5.6	(20.0)
Client transfers	(7.0)	1.0	6.0	—
Net cash flows after client transfers	(24.5)	(7.1)	11.6	(20.0)
Net market depreciation and losses	(189.2)	(97.2)	(71.1)	(357.5)
Net distributions not reinvested	(.6)	—	—	(.6)
Change during the period	(214.3)	(104.3)	(59.5)	(378.1)
Assets under management at June 30, 2022	$657.1	$332.8	$319.8	$1,309.7

	Six months ended 6/30/2022
(in billions)	Equity	Fixed income, including money market	Multi-asset	Alternatives	Total
Assets under management at beginning of period	$992.7	$175.7	$477.7	$41.7	$1,687.8

Net cash flows	(35.6)	8.5	4.6	2.5	(20.0)
Net market depreciation and losses	(257.5)	(13.1)	(86.4)	(1.1)	(358.1)
Change during the period	(293.1)	(4.6)	(81.8)	1.4	(378.1)
Assets under management at June 30, 2022	$699.6	$171.1	$395.9	$43.1	$1,309.7

The components of net cash flows after client transfers, by vehicle and asset class, are shown in the table below for the three and six months ended June 30, 2022.

Net Cash Flows After Client Transfers (by investment vehicle and underlying asset class)	Three months ended	Six months ended
(in billions)	6/30/2022	6/30/2022
U.S. mutual funds
Equity	$(10.4)	$(19.7)
Fixed income, including money market	(2.1)	(.4)
Multi-asset	(2.2)	(4.4)
	(14.7)	(24.5)
Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	(7.1)	(15.9)
Fixed income, including money market	5.3	8.9
Multi-asset	.1	9.0
Alternatives	1.7	2.5
	—	4.5
Total net cash flows after client transfers	$(14.7)	$(20.0)

Non-Operating Income (Loss) (in millions)	Three months ended		Six months ended
	6/30/2022	6/30/2021	6/30/2022	6/30/2021
Net gains (losses) from non-consolidated T. Rowe Price investment products
Cash and discretionary investments
Dividend income	$2.8	$4.9	$3.6	$10.0
Market-related gains (losses) and equity in earnings (losses)	(33.4)	12.9	(58.0)	21.5
Total net gains (losses) from cash and discretionary investments	(30.6)	17.8	(54.4)	31.5
Seed capital investments
Dividend income	.2	—	.4	.1
Market-related gains (losses) and equity in earnings (losses)	(40.6)	17.5	(63.4)	29.4
Net gains recognized upon deconsolidation	5.2	—	6.8	2.6
Investments used to hedge the supplemental savings plan liability	(96.4)	37.1	(151.7)	59.2
Total net gains (losses) from non-consolidated T. Rowe Price investment products	(162.2)	72.4	(262.3)	122.8
Other investment income	(7.7)	15.3	2.5	33.5
Net gains (losses) on investments	(169.9)	87.7	(259.8)	156.3
Net gains (losses) on consolidated sponsored investment portfolios	(104.6)	55.5	(206.0)	92.7
Other income (loss), including foreign currency gains and losses	(5.4)	.7	(12.6)	(3.0)
Non-operating income (loss)	$(279.9)	$143.9	$(478.4)	$246.0

Unaudited Condensed Consolidated Cash Flows Information (in millions)
	Six months ended
	6/30/2022			6/30/2021
	Cash flow attributable to T. Rowe Price	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $122.9 of stock-based compensation expense, $109.2 of depreciation expense, $106.7 of amortization of acquisition-related assets and retention arrangements, and $(95.8) of a fair value remeasurement of the contingent consideration liability in 2022	$1,659.8	$67.2	$1,727.0	$2,025.2	$(223.2)	$1,802.0
Cash provided by (used in) investing activities, including $(122.8) for additions to property, equipment and software, net, $(31.2) of purchases and $141.4 of dispositions in investment products in 2022	(1.6)	(24.1)	(25.7)	129.8	(124.1)	5.7
Cash provided by (used in) financing activities, including T. Rowe Price common stock repurchases of $510.4* and dividends paid of $556.2 in 2022	(1,065.3)	(65.7)	(1,131.0)	(791.8)	299.1	(492.7)
Effect of exchange rate changes on cash and cash equivalents	—	(7.3)	(7.3)	—	(.5)	(.5)
Net change in cash and cash equivalents during period	$592.9	$(29.9)	$563.0	$1,363.2	$(48.7)	$1,314.5
*Cash flows for stock repurchases reflect the impact of the timing of the settlement of these transactions at each period beginning and end.

Unaudited Condensed Consolidated Balance Sheet Information (in millions)	As of
	6/30/2022	12/31/2021
Cash and cash equivalents	$2,116.0	$1,523.1
Accounts receivable and accrued revenue	773.2	1,058.3
Investments	2,563.7	2,975.5
Assets of consolidated T. Rowe Price investment products	1,307.2	1,962.8
Operating lease assets	158.1	201.2
Property, equipment and software, net	747.3	736.2
Goodwill and intangible assets	3,511.5	2,693.2
Other assets	591.7	445.3
Total assets	11,768.7	12,509.0
Supplemental savings plan liability	732.1	882.6
Contingent consideration	161.2	306.3
Total other liabilities, includes $43.1 at June 30, 2022, and $51.5 at December 31, 2021, from consolidated T. Rowe Price investment products	1,137.8	1,066.4
Non-controlling interests*	773.4	1,231.0
Stockholders' equity attributable to T. Rowe Price Group, Inc., 225.7 common shares outstanding at June 30, 2022 and 229.2 common shares outstanding at December 31, 2021	$8,964.2	$9,022.7
* This includes both redeemable and non-redeemable non-controlling interest in consolidated entities.

Cash, Cash Equivalents, and Investments Information (in millions)
	Cash and cash equivalents	Investments	Net assets of consolidated T. Rowe Price investment products(1)	Total
Cash and discretionary investments	$2,116.0	$457.2	$34.1	$2,607.3
Seed capital investments	—	332.6	665.4	998.0
Investments used to hedge the supplemental savings plan liability	—	725.7	—	725.7
Total cash and redeemable investments in T. Rowe Price products	2,116.0	1,515.5	699.5	4,331.0
Investments in affiliates(2)	—	660.2	—	660.2
Investments in CLOs	—	115.1	—	115.1
Investment in UTI and other investments	—	272.9	—	272.9
Total cash and investments	2,116.0	2,563.7	699.5	5,379.2
Redeemable non-controlling interests	—	—	564.6	564.6
As reported on unaudited condensed consolidated balance sheet at June 30, 2022	$2,116.0	$2,563.7	$1,264.1	$5,943.8

(1) The $34.1 million and $665.4 million represent the total value at June 30, 2022, of T. Rowe Price's interest in the consolidated T. Rowe Price investment products. The total net assets of $1,264.1 million at June 30, 2022, includes assets of $1,307.2 million less liabilities of $43.1 million as reflected in the unaudited condensed consolidated balance sheet information table above.
(2) Includes $208.8 million of non-controlling interests in consolidated entities and represents the portion of these investments, held by third parties, that we cannot sell in order to obtain cash for general operations.

The following table details changes in our investments in affiliated private investment funds - carried interest for the three and six months ended June 30, 2022.

	Three months ended	Six months ended
Investments in affiliated private investment funds - carried interest	6/30/2022	6/30/2022
Balance at beginning of period	$642.1	$609.8
Capital allocation-based income	(113.0)	(55.4)
Acquisition related amortization	(13.3)	(26.5)
Net realized distributions	(8.6)	(20.7)
Balance at June 30, 2022	$507.2	$507.2

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies.

The following schedules reconcile U.S. GAAP financial measures to non-GAAP financial measures for the three months ended June 30, 2022 and 2021 and March 31, 2022.

	Three months ended 6/30/2022
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price	Diluted earnings per share(7)
U.S. GAAP Basis (FS line item)	$844.4	$668.6	$(279.9)	$100.9	$339.6	$1.46
Non-GAAP adjustments:
Acquisition-related non-GAAP adjustments:
Investment amortization(1) (Net Revenues)	—	13.3	—	3.5	9.8	.04
Compensation arrangements amortization(1) (Compensation and related costs)	(12.3)	12.3	—	3.2	9.1	.04
Contingent consideration(1) (General, admin and other)	50.3	(50.3)	—	(13.7)	(36.6)	(.16)
Intangible assets amortization(1) (General, admin and other)	(27.2)	27.2	—	7.2	20.0	.09
Transaction costs(2) (general, admin and other)	(.1)	.1	—	—	.1	—
Total acquisition-related non-GAAP adjustments	10.7	2.6	—	.2	2.4	.01
Supplemental savings plan liability(3) (Compensation and related costs)	93.5	(93.5)	96.4	.6	2.3	.01
Consolidated T. Rowe Price investment products(4)	(1.3)	2.0	104.6	14.8	40.0	.17
Other non-operating income(5)	—	—	48.3	14.9	33.4	.14
Adjusted Non-GAAP Basis	$947.3	$579.7	$(30.6)	$131.4	$417.7	$1.79

	Three months ended 6/30/2021
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price	Diluted earnings per share(7)
U.S. GAAP Basis (FS line item)	$971.2	$958.1	$143.9	$259.3	$815.7	$3.46
Non-GAAP adjustments:
Supplemental savings plan liability(3) (Compensation and related costs)	(37.7)	37.7	(37.1)	.2	.4	—
Consolidated T. Rowe Price investment products(4)	(1.7)	2.8	(55.5)	(9.6)	(16.1)	(.09)
Other non-operating income(5)	—	—	(33.5)	(12.5)	(21.0)	(.06)
Adjusted Non-GAAP Basis	$931.8	$998.6	$17.8	$237.4	$779.0	$3.31

	Three months ended 3/31/2022
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price	Diluted earnings per share(7)
U.S. GAAP Basis	$985.6	$877.4	$(198.5)	$164.5	$567.9	$2.41
Non-GAAP adjustments:
Acquisition-related non-GAAP adjustments:
Investment amortization(1) (Net Revenues)	—	13.2	—	5.3	7.9	.03
Compensation arrangements amortization(1) (Compensation and related costs)	(13.6)	13.6	—	5.4	8.2	.04
Contingent consideration(1) (General, admin and other)	45.5	(45.5)	—	(18.2)	(27.3)	(.12)
Intangible assets amortization(1) (General, admin and other)	(27.1)	27.1	—	10.9	16.2	.07
Transaction costs(2) (general, admin and other)	(.7)	.7	—	.3	.4	—
Total acquisition-related non-GAAP adjustments	4.1	9.1	—	3.7	5.4	.02
Supplemental savings plan liability(3) (Compensation and related costs)	51.0	(51.0)	55.3	1.8	2.5	.01
Consolidated T. Rowe Price investment products(4)	(1.6)	2.5	101.4	20.2	30.2	.13
Other non-operating income(5)	—	—	18.0	7.2	10.8	.05
Adjusted Non-GAAP Basis	$1,039.1	$838.0	$(23.8)	$197.4	$616.8	$2.62

The following schedules reconcile certain U.S. GAAP financial measures for the six months ended June 30, 2022 and 2021.

	Six months ended 6/30/2022
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price	Diluted earnings per share(7)
U.S. GAAP Basis	$1,830.0	$1,546.0	$(478.4)	$265.4	$907.5	$3.88
Non-GAAP adjustments:
Acquisition-related non-GAAP adjustments:
Investment amortization(1) (Net Revenues)	—	26.5	—	8.8	17.7	.08
Compensation arrangements amortization(1) (Compensation and related costs)	(25.9)	25.9	—	8.6	17.3	.08
Contingent consideration(1) (General, admin and other)	95.8	(95.8)	—	(31.9)	(63.9)	(.28)
Intangible assets amortization(1) (General, admin and other)	(54.3)	54.3	—	18.0	36.3	.16
Transaction costs(2) (general, admin and other)	(.8)	.8	—	.3	.5	—
Total acquisition-related non-GAAP adjustments	14.8	11.7	—	3.8	7.9	.04
Supplemental savings plan liability(3) (Compensation and related costs)	144.5	(144.5)	151.7	2.4	4.8	.02
Consolidated T. Rowe Price investment products(4)	(2.9)	4.5	206.0	35.0	70.2	.30
Other non-operating income(5)	—	—	66.3	22.1	44.2	.18
Adjusted Non-GAAP Basis	$1,986.4	$1,417.7	$(54.4)	$328.7	$1,034.6	$4.42

	Six months ended 6/30/2021
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price	Diluted earnings per share(7)
U.S. GAAP Basis	$1,904.8	$1,851.3	$246.0	$489.8	$1,565.1	$6.63
Non-GAAP adjustments:
Supplemental savings plan liability(3) (Compensation and related costs)	(59.9)	59.9	(59.2)	.2	.5	—
Consolidated T. Rowe Price investment products(4)	(3.9)	6.3	(92.7)	(13.4)	(30.6)	(.14)
Other non-operating income(5)	—	—	(62.6)	(18.6)	(44.0)	(.17)
Adjusted Non-GAAP Basis	$1,841.0	$1,917.5	$31.5	$458.0	$1,491.0	$6.32

(1)    These non-GAAP adjustments remove the impact of acquisition-related amortization and costs including amortization of intangible assets, the recurring fair value remeasurements of the contingent consideration liability, amortization of acquired investment and non-controlling interest basis differences and amortization of compensation-related arrangements. Management believes adjusting for these charges helps the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(2)    This non-GAAP adjustment removes the transactions costs incurred related to the acquisition of OHA. Management believes adjusting for these charges helps the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(3)    This non-GAAP adjustment removes the compensation expense impact from market valuation changes in the supplemental savings plan liability and the related net gains (losses) on investments designated as an economic hedge against the related liability. Amounts deferred under the supplemental savings plan are adjusted for appreciation (depreciation) of hypothetical investments chosen by participants. The firm uses T. Rowe Price investment products to economically hedge the exposure to these market movements. Management believes it is useful to offset the non-operating investment income (loss) realized on the economic hedges against the related compensation expense and remove the net impact to help the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(4)    These non-GAAP adjustments remove the impact that the consolidated T. Rowe Price investment products have on the firm's U.S. GAAP consolidated statements of income. Specifically, the firm adds back the operating expenses and subtracts the investment income of the consolidated T. Rowe Price investment products. The adjustment to operating expenses represents the operating expenses of the consolidated products, net of the elimination of related management and administrative fees. The adjustment to net income attributable to T. Rowe Price represents the net income of the consolidated products, net of redeemable non-controlling interests. Management believes the consolidated T. Rowe Price investment products may impact the reader’s ability to understand the firm's core operating results.

(5)    This non-GAAP adjustment represents the other non-operating income (loss) and the net gains (losses) earned on the firm's non-consolidated investment portfolio that are not designated as economic hedges of the supplemental savings plan liability, and that are not part of the cash and discretionary investment portfolio. Management retains the investment gains recognized on the non-consolidated cash and discretionary investments as these assets and related income (loss) are considered part of the firm's core operations. Management believes adjusting for these non-operating income (loss) items helps the reader’s ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of the portion of non-operating income (loss) removed when managing and evaluating the firm's performance.

(6)    The income tax impacts were calculated in order to achieve an overall year-to-date non-GAAP effective tax rate of 24.1% for 2022 and 23.5% for 2021. As such, the non-GAAP effective tax rate for three months ended June 30, 2022 and 2021 was 23.9% and 23.4%, respectively. The firm estimates that its effective tax rate for the full-year 2022 on a non-GAAP basis will be in the range of 23% to 25%.

(7)    This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group divided by the weighted-average common shares outstanding assuming dilution. The calculation of adjusted net income allocated to common stockholders is as follows:

	Three months ended			Six months ended
	6/30/2022	6/30/2021	3/31/2022	6/30/2022	6/30/2021
Adjusted net income attributable to T. Rowe Price	$417.7	$779.0	$616.8	$1,034.6	$1,491.0
Less: adjusted net income allocated to outstanding restricted stock and stock unit holders	9.3	21.3	14.1	23.3	40.1
Adjusted net income allocated to common stockholders	$408.4	$757.7	$602.7	$1,011.3	$1,450.9